SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

September 5, 2002

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

VL/AN
C:\Co. Sec\HKSE\NYSE\Form 6-K (announcement 09092002).doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PCCW LIMITED

Dated: September 5, 2002

By Fiona Nott

Fiona Nott
Company Secretary

Table of Exhibits

Exhibit A

Press release announcing interim results for the six months ended June 30, 2002 issued by the Company on September 5, 2002

Exhibit B

Interim results announcement for the six months ended June 30, 2002 dated September 5, 2002

Forward-Looking Statements

The attached Exhibits contain forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW Limited (the "Company") about its business and the industry and markets in which it operates. These forward-looking statements include, without limitation, statements relating to revenues, dividends and earnings. The words "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company's control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, (a) the continuing effects of deregulation of Hong Kong's telecommunications market and the Company's ability to deal with those effects; (b) the Company's ability to successfully expand its operations outside of Hong Kong; (c) the Company's ability to implement a business strategy involving potential business combinations, strategic investments and acquisitions; (d) the Company's substantial debt which may impair its ability to implement its business plans; (e) the Company's development of infrastructure projects; (f) the Company's participation in Reach Ltd. and other ventures; (g) the development of broadband markets and regulation relating to broadband access; (h) the Company's business activities in the broadband and integrated communications services market; (i) the pace of development of Internet and telecommunications markets in Asia, the growth in demand for services in those markets, and the Company's ability to successfully develop, and sustain demand for, services that respond to those demands in the face of strong competition; (j) changes in the market price and valuation of the Company's investments in publicly-traded and non-publicly traded securities and the Company's investments in ventures and associated companies; (k) the Company's ability to implement anticipated projects if it cannot obtain additional capital; (l) changes in the political, social, economic and regulatory environment in the countries in which the Company operates or intends to operate; and (m) the risk factors set out in the "Risk Factors" section of the Company's 2001 Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on July 1, 2002 and published on the Company's website.

PCCW 電訊盈科

PCCW announces interim results for the six months ended June 30, 2002

- **Pre-exceptional net profit up 17.2 percent to HK$1.096 billion (US$140 million) (before accounting loss on disposal of Regional Wireless Company [RWC])**

- **Significant improvement in cash flow (before the Cyberport investment) to HK$1.241 billion (US$159 million) for the first half 2002 from a negative HK$507 million (negative US$65 million) a year earlier**

- **Improving cash flow creates flexibility to fulfill commitments and potentially pay dividend**

- **Loss attributable to shareholders of HK$713 million (US$92 million) due to accounting charges relating to the sale of RWC**

- **EBITDA up 6 percent year-on-year with EBITDA margin increasing to 40 percent from 35 percent, despite a 4.6 percent decline in core revenue (before one-off items) to HK$10.16 billion (US$1.303 billion)**

- **Debt repayment program on track. Debt reduced 17 percent year-on-year.**

Hong Kong September 5, 2002 – PCCW Limited today announced a 17.2 percent rise in pre-exceptional net profit for the six months to June 30 and improved cash flow, while reducing and lengthening its debt maturity, achieving lower funding costs, and greater operating efficiencies throughout the business.

The loss attributable to shareholders was HK$713 million (US$92 million), after an accounting loss of HK$1.809 billion (US$232 million), due to the disposal of PCCW's 40 percent interest in mobility company RWC to Telstra Corporation Limited.

Pre-exceptional net profit (before the accounting loss) increased 17.2 percent to HK$1.096 billion (US$140 million) from HK$935 million (US$120 million).

Despite a decline in revenue, EBITDA rose 6 percent to HK$4.131 billion (US$530 million) from HK$3.911 billion (US$501 million), while the EBITDA margin rose to 40 percent from 35 percent. This considerable increase in the margin was a result of cost reductions through an improved operating structure.

The Group maintained a strong financial position. Cash flow improved from a negative HK$508 million (US$65 million) in the first half of 2001 to a positive HK$1.241 billion (US$159 million) in the latest six months, before Cyberport investment payments which totalled HK$987 million (US$127 million).

As PCCW's project payments for Cyberport diminish, the Company's achievements in increased operating efficiencies and reduced funding costs will drive strong and accelerating free cash flows which will give the Company unprecedented flexibility going forward.

"Based on the current earnings trend, we will be able to attain positive retained earnings within 24 months, and by then we will seriously consider payment of a dividend. We are committed to our stated plan to attain a Single A credit rating. However, given the strength of our free cash flow towards 2004, it is possible to consider payment of a dividend without disrupting our plan," said Chairman and Chief Executive Richard Li.

The Company remains focused on optimizing its capital structure, having reduced debt by 17 percent compared to the first half 2001. This was achieved in part due to the sale of RWC and strong internal cash flow.

Against a backdrop of difficult economic and competitive market conditions globally and in Hong Kong, PCCW's core revenue (before one-off items) was HK$10.163 billion (US$1.303 billion), compared to HK$10.647 billion (US$1.365 billion) a year earlier. The 4.6 percent decline resulted primarily from slower demand for local fixed-line telecommunications services in a down market.

Consolidated revenues, including one-off items, fell 9.8 percent to HK$10.203 billion (US$1.308 billion) from HK$11.312 billion (US$1.450 billion).

"Despite a tough environment, our free cash flow remains strong, we are growing in key target areas such as broadband and greater China IT&T, and we remain the leading fixed line carrier in Hong Kong, one of the world's most competitive telecommunications markets. At the same time, we are maintaining our focus on financial prudence and debt reduction," said Chief Operating Officer Mike Butcher.

Telecommunications Services (TSS) was the major contributor of the Group's revenue and EBITDA. Following its business restructuring last year, the Group's retail consumer broadband Internet access and multimedia services were injected into TSS for greater synergies and efficiency, which contributed to cost savings and the expanded overall EBITDA margin.

Revenue of the local data business under TSS was higher primarily due to increased consumer broadband Internet access revenue. The number of consumer broadband Internet access customers grew 67 percent year-on-year to approximately 385,000 at the end of June 2002.

Business eSolutions' contribution to total revenue grew to 11 percent from 9 percent a year earlier. Major IT joint ventures were formed on the mainland with China Telecom and Sinopec, while in Hong Kong, PCCW won many significant IT&T contracts including developing Hong Kong's new ID card.

The Internet Data Center business was integrated into the Business eSolutions division, thus allowing provision of one-stop-shop IT services and enhancing the Group's competitive edge.

Net finance costs during the period fell to HK$1.074 billion (US$138 million) from HK$1.769 billion (US$227 million) a year earlier. The decrease was attributable to the Group's debt reduction, lengthened maturities (to an average of seven years), and declining interest rates (now averaging 4 percent).

"Our financial position continues to strengthen, with improved cash flows and debt reduction, which makes us doubly confident of our potential for improved earnings and growth. We will benefit even further once the global economy and the telecommunications industry begin to recover," said Mr. Butcher.

On other matters, Robert Lee, chairman of PCCW Infrastructure, was appointed to the Company's Board of Directors today and Jeff Bowden and Avram Miller have resigned from the Board effective today.

About PCCW

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia's leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering total solutions to customers throughout Asia. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

To learn more about PCCW, visit www.pccw.com

For media inquiries, please call:
Joan Wagner
VP, Corporate Communications (International)
Tel: (852) 2514-8883
Email: joan.wagner@pccw.com

PC
電訊

PCCW Lir

電 訊 盈 科 有

(formerly known as Pacific Centur

電訊盈科有限

(Incorporated in Hong Kong with

INTERIM RESULTS ANNOUNCEMENT FOR TH

The English name of Pacific Century CyberWorks Limited was changed to PCCW Limited ("PCCW" or the "Company") on August 9, 2002 in order to align the legal name of the Company with the Company's logo and brand.

The directors of the Company announce the unaudited consolidated results for the Company and its subsidiaries (the "Group") for the six months ended June 30, 2002. These interim financial statements have not been audited, but have been reviewed by the Company's independent auditors, PricewaterhouseCoopers.

UNAUDITED CONDENSED CONSOLIDATED INTERIM RESULTS

For the six months ended June 30,	Note	2002	2001
		(Amounts expressed in millions of Hong Kong dollars except per share amounts)	
Turnover	3	10,203	11,312
Operating profit before net (losses)/gains on investments		2,724	2,623
(Losses)/Gains on investments, net		(124)	247
Profit from operations	3	2,600	2,870
Finance costs, net		(1,074)	(1,769)
Share of results of jointly controlled companies		292	290
Share of results of associates		63	91
Share of results of unconsolidated subsidiaries		–	152
Loss on disposal of the interest in Regional Wireless Company		(1,809)	–
Profit before taxation	4	72	1,634
Taxation	5	(834)	(752)
(Loss)/Profit after taxation		(762)	882
Minority interests		49	53
(Loss)/Profit for the period attributable to shareholders		(713)	935
(Loss)/Earnings per share – basic	6	(3.11 cents)	4.22 cents
– diluted	6	N/A	4.05 cents
EBITDA *		4,131	3,911

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	At June 30, 2002	At December 31, 2001
	(Amounts expressed in millions of Hong Kong dollars)	
Total assets	49,577	52,521
Total liabilities	(53,588)	(59,618)
Net liabilities	(4,011)	(7,097)
Represented by:		
Share capital	1,153	1,135
Deficit	(5,639)	(8,776)
Minority interests	475	544
Net liabilities	(4,011)	(7,097)

NOTES:

1. **BASIS OF PREPARATION**
   Except as described in Note 7, the accounting policies adopted in preparing these condensed consolidated financial statements are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2001.

2. **MATERIAL TRANSACTIONS**
   (a) On January 24, 2002, the Company issued 175 million ordinary shares at their estimated market value totalling approximately US$48 million (approximately HK$375 million) to a wholly-owned subsidiary of Trans World International, Inc. ("TWI") for the acquisition of a licence to use its sports archive and programmes. The Group was granted a 10-year royalty free non-exclusive licence to use existing and future sports archive and programmes owned by TWI in connection with the Group's services in Hong Kong and elsewhere in Asia.

   (b) On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1 percent guaranteed convertible bonds due 2007, unconditionally and irrevocably guaranteed on a joint and several basis by the Company and PCCW-HKT Telephone Limited ("HKTC"), another indirect wholly-owned subsidiary of the Company. The net proceeds from the bonds were used to prepay a portion of the Group's outstanding balance of the US$4,700 million term loan and for working capital purposes.

   (c) In March and April 2002, HKTC entered into agreements with several banks for two HK$5,000 million

7. **ADJUSTMENTS RETROSPECTIVELY APPLIED UP**
   STANDARDS IN HONG KONG
   The Hong Kong Society of Accountants issued a number of
   ("SSAPs") and the new SSAP relevant to the Group is SSAP 3
   accounting periods beginning on or after January 1, 2002. SSA
   all forms of consideration given by an enterprise in exchange fo
   principle is that the cost of providing employee benefits should
   are earned by the employees, rather than when they are paid or

   The Group has been providing defined benefit retirement plans
   of SSAP 34, contributions to the defined benefit schemes were
   independent actuaries and were recognized as costs of retireme
   accounting period. Special contributions were made to the reti
   were deferred and amortized to the income statement on a syste
   service lives.

   Upon the first adoption of SSAP 34, the Group has chosen to rec
   under the transitional provisions of SSAP 34. As at January
   defined benefit retirement plans, which represented the exces
   value of the plan assets, was HK$521 million. The amount wa
   balance of the accumulated deficit as at January 1, 2002 an
   condensed consolidated balance sheet as total liabilities. In ad
   special contribution of HK$298 million that the Group made t
   resultant adjustment of HK$723 million after netting of defer
   opening balance of the accumulated deficit of the Group as at J
   have not been restated.

HIGHLIGHTS OF INTERIM RESULTS

- **Overview**
  The consolidated turnover of the Group for the six mo
  million and the loss attributable to shareholders was
  HK$11,312 million and a profit attributable to shareh
  the six months ended June 30, 2001. The decrease in
  property sales in the current period and a reduction
  services. The loss for the period ended June 30, 2002 i
  the Group's 40 percent interest in RWC resulting fro
  written-off against reserves as a cost of disposal. The
  is not reflective of the Group's operations or cash f
  shareholders before the loss on disposal of RWC for
  HK$1,096 million.

  The Group's business was underpinned by strong ca
  Group EBITDA for the six months ended June 30, 200
  percent higher than a year ago and 19 percent highe
  EBITDA margin expanded to approximately 40 perce
  from 35 percent a year ago. The significant increase
  reduction and a more efficient operating structure crea
  units. The major contributor of revenue and EBITD
  Services ("TSS"), which provides leading telecommu
  the backdrop of a softening economy and a challengin
  EBITDA margin to 49 percent for the six months end
  same period last year through various cost efficiency i
  eSolutions and Internet Data Centre operations for the
  significant level of 11 percent of Group revenue, or
  ago, while EBITDA grew 81 percent year-on-year to
  Infrastructure and property management reduced signi
  revenue such as Cyberport entrustment fees and pr
  Group's primary business units are discussed in greate

  Shareholders' deficit of the Group has been reduced f
  2001 to HK$4,486 million as of June 30, 2002.

- ***Net Losses/Gains on Investments***
  Net losses on investments of HK$124 million (2001:
  net unrealized losses on investments of HK$132 millio
  losses from disposal of investments in subsidiaries, j
  and other investments of HK$8 million (2001: net ga
  other than temporary decline in value of investment se
  million); (d) amortization of premium received from eq
  (2001: HK$110 million); (e) release of provision for o
  nil); and (f) other investment income of HK$3 millio
  was a one-off dividend income of HK$125 million, re
  Group's wireless communications business before Fe
  were formed.

- **Net Finance Costs**
  Net finance costs for the six months ended June 30, 200
  million). The decrease resulted from the Group's debt
  Group has also benefited from the decline in interest r

- **Share of Results of Jointly Controlled Companies**
  Share of results of jointly controlled companies for th
  HK$290 million) comprises the Group's 50 percent s
  ("Reach"), the 50:50 venture with Telstra, of HK$385
  month period from February 1, 2001 to June 30, 20
  other jointly controlled companies for the six months

PCCW
電訊盈科

W Limited

科 有 限 公 司

.cific Century CyberWorks Limited

盈 科 有 限 公 司)

ı Hong Kong with limited liability)

Γ FOR THE SIX MONTHS ENDED JUNE 30, 2002

.LY APPLIED UPON ADOPTION OF NEW ACCOUNTING

issued a number of new Statements of Standard Accounting Practice the Group is SSAP 34 "Employee benefits" that became effective for January 1, 2002. SSAP 34 prescribes the accounting and disclosure for ɜrprise in exchange for services rendered by employees. The underlying loyee benefits should be recognized in the period in which the benefits when they are paid or payable.

nefit retirement plans to certain of its employees. Prior to the adoption benefit schemes were made in accordance with the advice of qualified d as costs of retirement benefits to the income statement in the relevant were made to the retirement plans as recommended by the actuaries and : statement on a systematic basis over the employees' average expected

roup has chosen to recognize the entire transitional liability immediately P 34. As at January 1, 2002, the transitional liability of the Group's represented the excess of the defined benefit obligation over the fair llion. The amount was recognized retrospectively against the opening January 1, 2002 and the liability has been carried in the unaudited total liabilities. In addition, the Group also wrote off the unamortized hat the Group made to its defined benefit retirement plans in 1998. A ıfter netting of deferred tax impact of HK$96 million was made to the t of the Group as at January 1, 2002. Comparative financial statements

;

·oup for the six months ended June 30, 2002 was HK$10,203 shareholders was HK$713 million, compared to turnover of ibutable to shareholders of HK$935 million, respectively, for . The decrease in turnover is primarily due to the absence of l and a reduction in certain traditional telecommunications led June 30, 2002 is due to the accounting loss on disposal of RWC resulting from the restatement of goodwill previously :t of disposal. The accounting treatment for the sale of RWC erations or cash flows. Profit for the period attributable to posal of RWC for the six months ended June 30, 2002 was

nned by strong cash flow generation and EBITDA growth. ɜnded June 30, 2002 was HK$4,131 million, approximately 6 19 percent higher than the second half of last year. Group ximately 40 percent for the six months ended June 30, 2002 ignificant increase in EBITDA margin was a result of cost ting structure created from restructuring the Group's business ·enue and EBITDA for the period was Telecommunications eading telecommunications services in Hong Kong. Against y and a challenging operating environment, TSS improved its :he six months ended June 30, 2002 from 47 percent for the .s cost efficiency initiatives. Revenue contributed by Business operations for the six months ended June 30, 2002 grew to a łroup revenue, or HK$1,142 million, from 9 percent a year ıt year-on-year to HK$125 million. Revenue contributed by nent reduced significantly from a year ago on lower once-off ment fees and property sales. The operating results of the discussed in greater detail below.

ıas been reduced from HK$7,641 million as of December 31, e 30, 2002.

24 million (2001: net gains of HK$247 million) include (a) of HK$132 million (2001: HK$282 million); (b) net realized in subsidiaries, jointly controlled companies and associates lion (2001: net gains of HK$334 million); (c) provision for ɪe of investment securities of HK$217 million (2001: HK$40 n received from equity options into income of HK$16 million of provision for onerous contract of HK$214 million (2001: ɪe of HK$3 million (2001: nil). Included in the 2001 figure K$125 million, representing 60 percent share of profit of the ɔusiness before February 1, 2001 when the Telstra ventures

ɜnded June 30, 2002 were HK$1,074 million (2001: HK$1,769 ı the Group's debt restructuring and prepayment efforts. The ecline in interest rates during the period.

lled Companies

l companies for the current period of HK$292 million (2001: oup's 50 percent share of profit before tax from Reach Ltd. 'elstra, of HK$385 million (2001: HK$402 million for the 5-)1 to June 30, 2001), net of the Group's share of losses of 'or the six months ended June 30, 2002.

integrated into Business eSolutions. The integration enabled the division to offer seamless one-stop shop for IT, hosting, facilities management and connectivity services and greatly enhanced the Group's competitive edge in this business sector. Revenue growth in the period under review was primarily due to higher IT solutions billing, greater revenue from Internet Data Centre and strong growth in business broadband Internet access revenue and customer base. The number of business broadband Internet access customers inclusive of leased lines grew 64 percent from a year ago to 44,200 at end of June 2002.

Infrastructure Services revenue was HK$311 million for the six months ended June 30, 2002 (2001: HK$721 million), derived from the Group's investment properties in Hong Kong and mainland China and Cyberport project fees. The decline in revenue in the current period was primarily due to the absence of property sales revenue and a reduction in the Cyberport entrustment work project as this project neared completion. The Cyberport entrustment work project was 93 percent completed at end of June 2002.

Others and Eliminations

Other revenue of HK$362 million (2001: HK$263 million) includes revenue from PCCW Japan, CyberWorks Ventures, the Group's greater China businesses and Internet Services, net of the costs associated with corporate functions. Internet Services EBITDA loss for the six months ended June 30, 2002 was HK$29 million (2001:HK$464 million). This loss primarily reflects costs associated with the production of the Group's English and Chinese Internet and broadcast content. The operating cost of Internet Services reduced significantly from a year ago due to a new business arrangement with an overseas content partner, which became effective from the beginning of 2002. Eliminations of HK$(717) million (2001: HK$(641) million) predominantly relate to internal charges for communications services consumed, computer system network charges, customer support services and rental between the Group's business units.

Telstra Alliance

Reach, a 50:50 venture with Telstra, generated HK$4,958 million in revenue and HK$1,632 million in EBITDA for the six months ended June 30, 2002. RWC, previously 40 percent owned by the Group, generated revenue of HK$2,120 million and EBITDA of HK$698 million for the same period. On June 28, 2002, the Group sold its 40 percent interest in RWC to Telstra for a total net consideration of HK$4,792 million. The realization of the Group's investment in RWC significantly reduced the Group's shareholders' deficit position but gave rise to a HK$1,809 million disposal loss in the period. The disposal loss had no impact on cash flows and was due to the restatement of goodwill previously written-off against reserves as a cost of disposal in the current period's unaudited condensed consolidated income statement.

LIQUIDITY AND CAPITAL RESOURCES

The Group has maintained a solid financial position to underpin its operations. As at June 30, 2002, the Group had cash and cash equivalents of HK$6,987 million, and gross long-term debt of HK$43,217 million. The Group generated strong cash flows from operations for the six months ended June 30, 2002. Net cash inflow from operations for the period was HK$505 million compared to a net outflow of HK$22 million for the corresponding period a year ago.

Cash flow from operations for the six months ended June 30, 2002 was HK$254 million compared to a net outflow of HK$1,142 million for the corresponding period a year ago. The turnaround in cash flow for the current interim period was due to lower net interest paid and capital expenditure, and higher net cash inflow from operations. Cash flow before Cyberport investment and capital expenditure for the six months ended June 30, 2002 was an inflow of HK$1,241 million compared to a net outflow of HK$508 million in the corresponding period a year ago.

Cash flow

For the six months ended June 30,	**2002 (Unaudited) *HK$'million***	2001 (Unaudited) *HK$'million*
Net cash inflow/(outflow) from operating activities *(Note 1)*	**505**	(22)
Adjusted for:		
Increase in fixed deposits	**328**	–
Capital expenditure	**(579)**	(1,120)
Cash flow *(Note 2)*	**254**	(1,142)
Cash flow before Cyberport investment and after capital expenditure	**1,241**	(508)

Note 1: Cash flow from operating activities is operating cash flow after payments for tax, interest and investment in Cyberport.

Note 2: Cash flow is cash flow from operating activities before changes in fixed deposits for banking facilities for the Cyberport project but after capital expenditure.

Management has continued to de-leverage the Group by reducing gross long-term debt by approximately 17 percent from HK$52,091 million as at June 30, 2001 to HK$43,217 million as at June 30, 2002. Gross long-term debt as at June 30, 2002 reduced by 10 percent from December 31, 2001. Through a number of refinancing exercises, the weighted average maturity of debt is now extended to currently 7 years, which better matches the underlying asset life.

In January 2002, the Company issued US$450 million 1 percent convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The net proceeds were used to prepay a portion of the US$4,700 million term loan facility established in February 2001 and for working capital purposes. Subsequently in March 2002, HKTC raised HK$5,000 million through a 6-year term loan facility due for repayment in 2008. In April 2002, HKTC raised another HK$5,000 million through a 7-year term loan facility that is repayable in 2009. The proceeds of the two loans were used to further prepay a portion of the outstanding US$4,700 million term loan.

As part of the Group's sale of its entire 40 percent equity interest in RWC to Telstra in June 2002, the proceeds from the disposal and the issue of a US$190 million 5 percent mandatory convertible note due 2005 to Telstra were set off in full against the amount due by the Company to Telstra for the redemption of the US$750 million variable coupon convertible bond due 2007 plus interest accrued thereon.

Kong and elsewhere in Asia.

(b) On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1 percent guaranteed convertible bonds due 2007, unconditionally and irrevocably guaranteed on a joint and several basis by the Company and PCCW-HKT Telephone Limited ("HKTC"), another indirect wholly-owned subsidiary of the Company. The net proceeds from the bonds were used to prepay a portion of the Group's outstanding balance of the US$4,700 million term loan and for working capital purposes.

(c) In March and April 2002, HKTC entered into agreements with several banks for two HK$5,000 million term loan facilities respectively. The facilities were used to prepay a portion of the outstanding balance of the US$4,700 million term loan.

(d) On June 28, 2002, the Company and Telstra Corporation Limited ("Telstra") entered into, and completed, an agreement relating to the following*:

i. the sale by the Company of its entire 40 percent equity interest in Joint Venture (Bermuda) No. 2 Limited ("Regional Wireless Company" or "RWC") to Telstra for a consideration of approximately US$614.38 million (approximately HK$4,792 million);

ii. the redemption by the Company of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) variable coupon subordinated convertible bond due 2007 together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

iii. the issue by the Company of a US$190 million (approximately HK$1,482 million) 5 percent mandatory convertible note due 2005 to Telstra.

* *Please refer to the Company's circular to the shareholders of the Company dated July 22, 2002 providing information on the disposal of the Company's 40 percent equity interest in RWC for details.*

3. SEGMENT INFORMATION

An analysis of turnover and contribution to the Group's results by business and geographical segments is set out below:

Six months ended June 30,	Turnover 2002 (Unaudited)	Turnover 2001[4] (Unaudited)	Profit/(loss) from operations 2002 (Unaudited)	Profit/(loss) from operations 2001[4] (Unaudited)
	(Amounts expressed in millions of Hong Kong dollars)			
(a) *Business segments:*				
Telecommunications Services[1]	9,105	9,983	3,410	3,659
Business eSolutions[3]	1,142	986	76	39
Infrastructure	311	721	177	219
Others[2]	362	263	(1,063)	(1,047)
Eliminations	(717)	(641)	–	–
	10,203	11,312	2,600	2,870
(b) Geographical segments:				
Hong Kong	9,827	10,855	2,923	3,598
Mainland China and Taiwan	295	414	(4)	(19)
Others	81	43	(319)	(709)
	10,203	11,312	2,600	2,870

On disposal of the Group's 40 percent equity interest in RWC in June 2002, the segment assets of "Telecommunications Services" were reduced by approximately HK$2,770 million.

Notes:

1. *Retail consumer broadband and narrowband Internet access services and related multimedia services were transferred to Telecommunications Services from Internet Services in 2002.*
2. *The remainder of Internet Services, which primarily comprises costs associated with the production of English and Chinese Internet and broadband content, is included under Others.*
3. *The operations of Internet Data Centre were merged into and are reported under Business eSolutions.*
4. *Comparative figures are restated to conform with the current period's classification.*

4. PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

Six months ended June 30,	2002 (Unaudited)	2001 (Unaudited)
	(Amounts expressed in millions of Hong Kong dollars)	
Crediting:		
Other income	–	31
Profit on sales of properties	–	18
Charging:		
Cost of sales	2,539	3,582
Depreciation	1,302	1,246
Amortization of intangible assets	101	66
Loss on disposal of fixed assets	4	7
Interest expense on borrowings	1,068	1,807

5. TAXATION

Six months ended June 30,	2002 (Unaudited)	2001 (Unaudited)
	(Amounts expressed in millions of Hong Kong dollars)	
Hong Kong:		
Company and subsidiaries	723	646
Associates and jointly controlled companies	111	106
	834	752

Hong Kong profits tax has been provided at the rate of 16 percent (2001: 16 percent) on the estimated assessable profits for the period.

6. (LOSS)/EARNINGS PER SHARE

The calculation of basic and diluted (loss)/earnings per share is based on the following data:

Six months ended June 30,	2002 (Unaudited)	2001 (Unaudited)
	(Amounts expressed in millions of Hong Kong dollars except per share amounts)	
(Loss)/Earnings		
(Loss)/Earnings for the purposes of basic and diluted (loss)/earnings per share	(713)	935
Number of shares		
Weighted average number of ordinary shares for the purposes of basic (loss)/earnings per share	22,923,459,843	22,177,404,602
Effect of dilutive potential ordinary shares		892,559,282
Weighted average number of ordinary shares for the purpose of diluted earnings per share		23,069,963,884

The exercise of share options granted by the Company and conversion of convertible bonds and convertible notes would have an anti-dilutive effect on the loss per share for the six months ended June 30, 2002.

other jointly controlled companies for the six month:

- **Share of Results of Associates**
  Share of results of associates for the current perioc comprises the Group's 40 percent share of profit bef January 1, 2002 to the date of disposal of June 28, 2 period from February 1, 2001 to June 30, 2001), r associates for the six months ended June 30, 2002.

- **Share of Results of Unconsolidated Subsidiaries**
  The Group has no unconsolidated subsidiaries fc unconsolidated subsidiaries for the six months end percent share of profit before tax from the CSL ı Group's 100 percent share of profit before tax fro business for the month of January 2001, prior to the

- **Loss on Disposal of the Interest in RWC**
  On disposal of the Group's 40 percent interest in I accounting loss of HK$1,809 million. Please refe financial statements for details of this transaction.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim 2002 (2001: Nil).

OPERATIONS

Financial Highlights of Business Units

For the six months ended June 30,	(Unaudi HK$'mi.
Revenue	
TSS	9
Business eSolutions	1
Infrastructure	
Others	
Eliminations	
Total Revenue	10
EBITDA	
TSS	4
Business eSolutions	
Infrastructure	
Others	
Total EBITDA*	4
EBITDA Margin	

TSS revenue for the six months ended June 30, 2002 was H 9 percent lower than a year ago. The decrease was mainly co and local telephony services and equipment sales, which v broadband Internet access services. TSS' EBITDA margin ended June 30, 2002 from 47 percent a year ago as a resu programs. Accordingly, EBITDA for the six months ended HK$4,737 million), representing a decrease of 5 percent o 2002, retail consumer broadband and narrowband Inter transferred into TSS for better alignment of the operating str TSS offers synergies and greater efficiency, which contribu

TSS Revenue Analysis

For the six months ended June 30,	(Unaud HK$'mi
Local Telephony Services	3
Local Data Services	2
International Telecommunications Services	1
Other Services	1
Total TSS Revenue	9

Revenue from local telephony services fell HK$374 millior a decline in the number of exchange lines in service in H revenue due to a rate reduction as determined by the O ("OFTA") in October 2001. The decline in the number of due to a combination of factors including a contraction in and mobile operators and the weak economy and prope 1,419,000 business lines and 1,935,000 residential lines market share of approximately 87 percent as compared to 8

Local data services revenue inclusive of consumer broadb increased HK$158 million, or 8 percent from a year ag significant increase in consumer broadband Internet acce broadband Internet access customers grew 67 percent from of June 2002. The total number of wholesale broadband ac parties) at end of June 2002 rose 60 percent from a year ag

International telecommunications services revenue droppec ago with International Direct Dial ("IDD") business c competition remained intense in the IDD market generally a were lower in line with general global trends during the p revenue, which was partly due to a rate reduction as detern

Other services revenue of HK$1,467 million for the six mon of revenue from equipment sales, contact centre service other value added services, decreased 16 percent from a ye as corporate customers delayed investment decisions.

Business eSolutions revenue for the six months ended percent higher than a year ago. EBITDA growth over tl million (2001: HK$69 million). EBITDA increased signi scale and generated higher profits. During the period, tl

lled Companies
companies for the current period of HK$292 million (2001: oup's 50 percent share of profit before tax from Reach Ltd. 'elstra, of HK$385 million (2001: HK$402 million for the 5-)1 to June 30, 2001), net of the Group's share of losses of or the six months ended June 30, 2002.

ıe current period of HK$63 million (2001: HK$91 million) ıare of profit before tax from RWC of HK$137 million from sal of June 28, 2002 (2001: HK$134 million for the 5-month une 30, 2001), net of the Group's share of losses of other June 30, 2002.

d Subsidiaries

l subsidiaries for the current period. Share of results of : six months ended June 30, 2001 includes the Group's 40 from the CSL wireless communications business and the *it before tax from the Group's Internet Protocol Backbone* 001, prior to the formation of the Telstra ventures.

RWC

cent interest in RWC in June 2002, the Group recorded an ion. Please refer to Note 2(d) to the unaudited condensed ıis transaction.

ent of an interim dividend for the six months ended June 30,

	2002 (Unaudited) *HK$'million*	2001 (Unaudited) *HK$'million*	Increase/ (Decrease)
	9,105	9,983	(9%)
	1,142	986	16%
	311	721	(57%)
	362	263	38%
	(717)	(641)	(12%)
	10,203	11,312	(10%)
	4,487	4,737	(5%)
	125	69	81%
	279	310	(10%)
	(760)	(1,205)	37%
	4,131	3,911	6%
	40%	35%	

ꜫ 30, 2002 was HK$9,105 million (2001: HK$9,983 million), se was mainly contributed by lower revenue from international nt sales, which were partially offset by higher revenue from EBITDA margin improved to 49 percent for the six months ꜫar ago as a result of cost reduction from various efficiency x months ended June 30, 2002 was HK$4,487 million (2001: se of 5 percent over the same period in the last year. During arrowband Internet access and multimedia services were the operating structure. Management believes the restructured y, which contributed to improved operating margin.

	2002 (Unaudited) *HK$'million*	2001 (Unaudited) *HK$'million*	Increase/ (Decrease)
	3,503	3,877	(10%)
	2,242	2,084	8%
ces	**1,893**	2,271	(17%)
	1,467	1,751	(16%)
	9,105	9,983	(9%)

HK$374 million, or 10 percent from a year ago primarily on s in service in Hong Kong and a lower interconnection fee mined by the Office of the Telecommunications Authority n the number of exchange lines in service in the period was a contraction in the overall market, competition from fixed ıomy and property market. The Group had approximately ·esidential lines in service at end of June 2002 and a total as compared to 89 percent as at end of December 2001.

onsumer broadband and narrowband Internet access services from a year ago. Higher revenue was primarily due to a nd Internet access revenue. The number of retail consumer 67 percent from a year ago to approximately 385,000 at end ıle broadband access lines (inclusive of wholesale to external ıt from a year ago to 487,000.

revenue dropped HK$378 million, or 17 percent from a year ·D") business contributing the bulk of the decline. Price arket generally and prices of international bandwidth products nds during the period. There was also a drop in delivery fee duction as determined by OFTA in July 2001.

n for the six months ended June 30, 2002, primarily consisting t centre services, technical and maintenance services, and ercent from a year ago primarily driven by a weaker economy t decisions.

: months ended June 30, 2002 was HK$1,142 million, 16 ι growth over the same period was 81 percent to HK$125 . increased significantly in the period as operations gained ıg the period, the operations of Internet Data Centre were

million through a 6-year term loan facility due for repayment in 2008. In April 2002, HKTC raised another HK$5,000 million through a 7-year term loan facility that is repayable in 2009. The proceeds of the two loans were used to further prepay a portion of the outstanding US$4,700 million term loan.

As part of the Group's sale of its entire 40 percent equity interest in RWC to Telstra in June 2002, the proceeds from the disposal and the issue of a US$190 million 5 percent mandatory convertible note due 2005 to Telstra were set off in full against the amount due by the Company to Telstra for the redemption of the US$750 million variable coupon convertible bond due 2007 plus interest accrued thereon.

On September 5, 2002, Standard & Poor's Ratings Services affirmed its BBB corporate credit rating on HKTC and revised upward its outlook on HKTC to positive from stable. HKTC maintained an investment grade credit rating from Moody's Investors Service of Baa1 (stable outlook).

Capital expenditure for the six months ended June 30, 2002 was HK$579 million. In addition, the Group had invested approximately HK$987 million in the Cyberport project for the six months ended June 30, 2002, bringing the cumulative total investment in the project to approximately HK$2,675 million.

The directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders' equity position.

CHARGE ON ASSETS

As at June 30, 2002, certain assets of the Group with an aggregate carrying value of HK$8,198 million (December 31, 2001: HK$7,517 million) were pledged to secure loan and borrowing facilities utilized by the Group.

CONTINGENT LIABILITIES

As at June 30, 2002, the Group's contingent liabilities amounted to HK$81 million as compared to HK$159 million at December 31, 2001. The decrease is mainly due to the expiry of a HK$104 million guarantee in respect of an investment commitment of an associate in the period.

EMPLOYEES

As of June 30, 2002 the Group had approximately 13,000 employees. The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes which are designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses is based on achievement of revenue and EBITDA targets for the Company's individual businesses and the Group as a whole. The Company has also established a discretionary employee share option scheme.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance Committee, a subcommittee of the Executive Committee of the board of directors determines the appropriate hedging activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group's financial results. Costs associated with entering into such contracts are not material to the Group's financial results.

OUTLOOK

As the Company approaches the second anniversary of the merger of PCCW and Cable & Wireless HKT Limited ("HKT"), the Company has concentrated on and successfully pursued three objectives:

First, the Company has responded to the poor economic environment and intense competition in its industry by driving operating efficiencies. Secondly, the Company has strengthened its financial flexibility, successfully reduced debt to a prudent level, extended the maturity of remaining debt and significantly reduced overall funding costs. Thirdly the Company has brought together a world-class management team with broad industry experience and strong leadership qualities.

The Company's achievements in increased operating efficiencies and reduced funding costs are, in turn, driving strong and accelerating free cash flows which will give the Company unprecedented flexibility going forward.

Without diminishing the Company's commitment to the objectives set during the past two years and, in particular, the commitment to find greater productivity gains and to further reduce debt, the Company's management team is now concentrated on forming strategies which will deliver sustained growth over the coming years. Based on the current earnings trend, the directors expect the Company to be able to attain positive retained earnings within two years and to be in a position to consider the payment of a dividend at that time. The Company is committed to its stated plan to attain a single A rating. However, given the strength of the Company's free cash flow towards 2004, the directors are of the view that it is possible to consider payment of a dividend without disrupting the Company's plan.

Since the merger with HKT, the Company has been positioned to prosper in extraordinarily difficult economic and operating conditions. The directors believe that when the economy and operating environment turn around the Company, accordingly, will be able to exploit opportunities to the benefit of shareholders, customers and employees.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Details of the purchase, sale or redemption of the Company's listed securities during the six months ended June 30, 2002 will be set out in the Company's interim report which will be despatched to the shareholders of the Company before the end of September 2002 and will be published on The Stock Exchange of Hong Kong Limited (the "Stock Exchange")'s website in due course.

AUDIT COMMITTEE

The Company's Audit Committee has reviewed with the Company's management the accounting principles and practices adopted by the Group and financial reporting matters including a review of the unaudited interim financial statements for the six months ended June 30, 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") save that non-executive directors of the Company are not appointed for a specific term of office.

PUBLICATION OF INTERIM REPORT ON THE STOCK EXCHANGE'S WEBSITE

The interim report of the Company for the six months ended June 30, 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, September 5, 2002

- *EBITDA represents earnings before interest, taxation, depreciation, amortization, net losses/gains on investments, loss on disposal of fixed assets, loss on disposal of the interest in RWC, other income and the Group's share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to other similarly titled measures of other companies.*